UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)
CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company )
CANADA SOUTHERN PETROLEUM LTD.
(Name of Person(s) Filing Statement)
Common Shares
(Title of Class of Securities)
135231108
(CUSIP Number of Class of Securities)

Timothy L. Largay, Esq.
Murtha Cullina LLP
CityPlace I, 185 Asylum Street
Hartford, Connecticut 06103-3469
Telephone: (860) 240-6017
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)
With Copies to :

Pat C. Finnerty, Esq.	Jeffrey Bagner, Esq.
Blake, Cassels & Graydon LLP	Fried, Frank, Harris, Shriver &
Suite 3500, Bankers Hall East	Jacobson LLP
855 — 2nd Street SW	One New York Plaza
Calgary, Alberta T2P 4J8	New York, NY 10004
Canada

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) filed by Canada Southern Petroleum Ltd. (“Canada Southern” or the “Corporation”) with the Securities and Exchange Commission (the “Commission”) on May 25, 2006, as amended by Amendment No. 1 and Amendment No. 2 (as amended, the “Statement”) relating to the unsolicited tender offer by Nosara Holdings Ltd. (“Nosara Holdings”) and Petro-Canada (collectively, the “Offeror”) described in a Tender Offer Statement on Schedule TO initially filed by the Offeror with the Commission on May 15, 2006, to purchase all of the issued and outstanding common shares (“Common Shares”) of Canada Southern at a purchase price of U.S. $7.50 in cash per Common Share.
     Except as specifically provided herein, this Amendment does not modify any information previously reported on the Statement.
     Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.
Item 9. Exhibits
Item 9 is amended and supplemented by adding thereto:

(a)(8)	Transcript of Television Interview with Richard C. McGinity, Chairman of the Board of Directors of Canada Southern, by Howard Green, Report on Business Television, The Business News with Howard Green, May 26, 2006, 7:00 p.m. Eastern Time.

(a)(9)	Press Release of the Company, dated May 30, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADA SOUTHERN PETROLEUM LTD.
By:	/s/ John W.A. McDonald
	Name:	John W.A. McDonald
	Title:	President and Chief Executive Officer

Dated: May 30, 2006

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(8)	Transcript of Television Interview with Richard C. McGinity, Chairman of the Board of Directors of Canada Southern, by Howard Green, Report on Business Television, The Business News with Howard Green, May 26, 2006, 7:00 p.m. Eastern Time.

(a)(9)	Press Release of the Company, dated May 30, 2006.